UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fresh Del Monte Produce Inc.

(Name of Issuer)

Ordinary Shares, $0.01 par value

(Title of Class of Securities)

G36738105

(CUSIP Number)

Bruce A. Jordan

Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, FL 33134

(305) 520-8400

With a copy to:

Janet L. Fisher, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IAT Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,331,924 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (See Item 5)
14	TYPE OF REPORTING PERSON CO

2

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sumaya Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,331,924 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN

3

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mohammad Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,394,905 (See Item 5)
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,394,905 (See Item 5)
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,726,829 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6% (See Item 5)
14	TYPE OF REPORTING PERSON IN

4

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oussama Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,239 (See Item 5)
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER 783,239 (See Item 5)
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,115,163 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.1% (See Item 5)
14	TYPE OF REPORTING PERSON IN

5

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maher Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,239 (See Item 5)
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER 673,239 (See Item 5)
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,005,163 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9% (See Item 5)
14	TYPE OF REPORTING PERSON IN

6

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amir Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,059,381 (See Item 5)
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,059,381 (See Item 5)
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,391,305 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.5% (See Item 5)
14	TYPE OF REPORTING PERSON IN

7

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fatima Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,331,924 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN

8

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nariman Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,331,924 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN

9

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maha Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,331,924 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN

10

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wafa Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,331,924 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN

11

CUSIP No. G36738105	13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hanan Abu-Ghazaleh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jordan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 17,331,924 (See Item 5)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 17,331,924 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,331,924 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.8% (See Item 5)
14	TYPE OF REPORTING PERSON IN

12

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 17, 1998, as amended by Amendment No. 1 filed on January 28, 1999 and as amended by Amendment No. 2 filed on July 30, 2003 (as amended by the “Schedule 13D” and, as amended by this Amendment No. 3, the “Statement”) with respect to the Ordinary Shares, $0.01 par value per share (the “Ordinary Shares”), of Fresh Del Monte Produce Inc., a Cayman Islands corporation (the “Company”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amounts of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by adding to the end of Item 3 the following:

On November 13, 2007, the Company and IAT consummated a public offering of 10,000,000 Ordinary Shares, including a primary offering of 4,000,000 Ordinary Shares sold by the Company and a secondary offering of 6,000,000 Ordinary Shares sold by IAT (the “Offering”). The Offering was made at a price of $28.97 per Ordinary Share and generated approximately $115,880,000 in proceeds for the Company and $173,820,000 in proceeds for IAT. For more information regarding the Offering, please see the prospectus supplement filed by the Company on Form 6-K on November 7, 2007 (the "Prospectus Supplement").

In connection with the Offering, the Company and IAT entered into an Underwriting Agreement (the “Underwriting Agreement”) by and among the Company, IAT, Morgan Stanley & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Piper Jaffray & Co. and Wachovia Capital Markets, LLC pursuant to which the Company and IAT has granted the underwriters an option to purchase up to a combined 1,500,000 additional Ordinary Shares solely to cover over-allotments, if any.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding to the end of Item 4 the following:

The Company currently intends to use the net proceeds from the Offering for the repayment of indebtedness outstanding under its credit facility. IAT currently intends to use the net proceeds from the Offering to distribute funds to its shareholders.

Item 5.	Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)           As of November 13, 2007: (i) IAT beneficially owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding; (ii) Sumaya Abu-Ghazaleh beneficially owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding; (iii) Mohammad Abu-Ghazaleh beneficially owns 19,726,829 Ordinary Shares, which constitutes approximately 31.6% of the Ordinary Shares outstanding;

13

(iv) Oussama Abu-Ghazaleh beneficially owns 18,115,163 Ordinary Shares, which constitutes approximately 29.1% of the Ordinary Shares outstanding; (v) Maher Abu-Ghazaleh beneficially owns 18,005,163 Ordinary Shares, which constitutes approximately 28.9% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh beneficially owns 18,391,305 Ordinary Shares, which constitutes approximately 29.5% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh beneficially owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding; (viii) Nariman Abu-Ghazaleh beneficially owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding; (ix) Maha Abu-Ghazaleh beneficially owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding; (x) Wafa Abu-Ghazaleh beneficially owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding; and (xi) Hanan Abu-Ghazaleh beneficially owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding.

To the best knowledge of the Reporting Persons, and except as described herein, the Reporting Persons do not beneficially own any additional Ordinary Shares.

(b)           As of November 13, 2007: (i) IAT directly owns 17,331,924 Ordinary Shares, which constitutes approximately 27.8% of the Ordinary Shares outstanding; (ii) Sumaya Abu-Ghazaleh directly owns no Ordinary Shares; (iii) Mohammad Abu-Ghazaleh directly owns 2,394,905 Ordinary Shares, which constitutes approximately 3.8% of the Ordinary Shares outstanding; (iv) Oussama Abu-Ghazaleh directly owns 783,239 Ordinary Shares, which constitutes approximately 1.3% of the Ordinary Shares outstanding; (v) Maher Abu-Ghazaleh directly owns 673,239 Ordinary Shares, which constitutes approximately 1.1% of the Ordinary Shares outstanding; (vi) Amir Abu-Ghazaleh directly owns 1,059,381 Ordinary Shares, which constitutes approximately 1.7% of the Ordinary Shares outstanding; (vii) Fatima Abu-Ghazaleh directly owns no Ordinary Shares; (viii) Nariman Abu-Ghazaleh directly owns no Ordinary Shares; (ix) Maha Abu-Ghazaleh directly owns no Ordinary Shares; (x) Wafa Abu-Ghazaleh directly owns no Ordinary Shares; and (xi) Hanan Abu-Ghazaleh directly owns no Ordinary Shares.

Individually, no Abu-Ghazaleh family member owns a controlling interest in IAT. Because each of the IAT shareholders votes with other family members, however, the Abu-Ghazaleh family jointly controls IAT. As a result, the individual Abu-Ghazaleh family members may be deemed to beneficially own the 17,331,924 Ordinary Shares, representing approximately 27.8% of the outstanding Ordinary Shares, directly owned by IAT. As a result, each individual Abu-Ghazaleh family member is executing this Amendment with respect to the Ordinary Shares directly owned by IAT. In addition, each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh and Amir Abu-Ghazaleh is executing this Amendment with respect to the Ordinary Shares beneficially owned directly by him, as indicated above. Pursuant to Rule 13d-4 under the Exchange Act, this Amendment shall not be construed as an admission that any other Abu-Ghazaleh family member is the beneficial owner of the Ordinary Shares owned directly by any of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh or Amir Abu-Ghazaleh, and IAT and each other individual Abu-Ghazaleh family member expressly disclaims beneficial ownership of such Ordinary Shares.

Because no individual Abu-Ghazaleh family member owns a controlling interest in IAT, but rather the family members must act in concert to control IAT, no individual Abu-Ghazaleh family member has the sole power to vote or to direct the voting of, or the sole power to dispose or to direct the disposition of, any Ordinary Shares owned directly by IAT. Except for the Ordinary Shares owned directly by each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh or Amir Abu-Ghazaleh, respectively, and as to which each of Mohammad Abu-Ghazaleh, Oussama Abu-Ghazaleh, Maher Abu-Ghazaleh or Amir Abu-Ghazaleh has, respectively, sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, none of the Reporting Persons who are members of the Abu-Ghazaleh family has sole power to vote or to direct the voting of, or the sole power to dispose or to direct the disposition of, any of the Ordinary Shares covered by this Amendment.

14

(c)           Other than as set forth in Schedule IV attached hereto, to the knowledge of the Reporting Persons, the Reporting Persons have not effected any transactions in the Ordinary Shares during the 60-day period prior to November 13, 2007.

(d)           To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding to the end of Item 6 the following:

Other than as set forth in Item 3 of this Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.

The descriptions of the Prospectus Supplement and the Underwriting Agreement in Item 3 of this Statement are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is hereby amended by adding to the end of Item 7 the following:

8.            Prospectus Supplement, dated November 6, 2007, as filed by the Company on November 7, 2007 with the Securities and Exchange Commission pursuant to Rule 424(b)(5).

9.            Underwriting Agreement, dated November 6, 2007, as filed by the Company on November 7, 2007 with the Securities and Exchange Commission on Form 6-K.

15

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2007

IAT GROUP INC.

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Chairman and Chief Executive Officer

SUMAYA ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

MOHAMMAD ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

AMIR ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

MAHER ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

OUSSAMA ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

FATIMA ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

NARIMAN ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

MAHA ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

WAFA ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

NAHAN ABU-GHAZALEH

By: /s/ Mohammad Abu-Ghazaleh

Name: Mohammad Abu-Ghazaleh

Title: Attorney-in-fact

Schedule IV

The following table lists all trades effected by the Reporting Persons in the Ordinary Shares during the 60-day period prior to November 13, 2007. All of the transactions below were effected on the New York Stock Exchange and the prices indicated are in U.S. dollars.

Date	Price	Amount of Ordinary Shares	Gross Proceeds
10/10/2007	31.3936	25,712	$807,192.24
10/9/2007	31.299	24,749	$774,618.95
10/9/2007	31.5783	23,000	$726,300.90
10/8/2007	31.5961	30,000	$947,883.00
10/1/2007	29.6713	82,400	$2,444,915.12
9/28/2007	28.8694	80,000	$2,309,552.00
9/27/2007	29.2652	80,000	$2,341,216.00
9/26/2007	29.7179	78,900	$2,344,742.31
9/25/2007	29.1329	48,000	$1,398,379.20
9/24/2007	28.8518	50,000	$1,442,590.00
9/21/2007	28.4070	56,000	$1,590,792.00
9/20/2007	28.5490	83,100	$2,372,421.90
9/19/2007	28.1425	189,800	$5,341,446.50
9/18/2007	27.4146	53,300	$1,461,198.18
9/17/2007	27.3895	143,500	$3,930,393.25